UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )

Under the Securities Exchange Act of 1934

Gryphon Digital Mining, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

400510 103
(CUSIP Number)

Robby Chang

Chief Executive Officer, President and Director

Gryphon Digital Mining, Inc.

1180 North Town Center Drive, Suite 100, Las Vegas, NV 89114

(877) 646-3374

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400510 103

1.	Names of reporting persons Robby Sai Kit Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,309,648
	8.	Shared Voting Power –
	9.	Sole Dispositive Power 3,309,648
	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,309,648
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of reporting person (See Instructions) IN

(1)	Consists of 3,309,648 shares of common stock issued to Chang Advisory Inc. (“Chang Advisory”) upon the closing the “Closing”) of the business combination (the “Business Combination”) of Gryphon Digital Mining, Inc. (f/k/a/ Akerna Corp.) (the “Issuer”) and Ivy Crypto, Inc. (f/k/a/ Gryphon Digital Mining, Inc.) (“Ivy”) on February 9, 2024. Upon the Closing, all of Chang Advisory’s holdings of Ivy were converted into shares of Common Stock of the Issuer, par value $0.0001 per share (“Common Shares”).

(2)	Percentage based on 38,733,554 outstanding Common Shares at the Closing.

CUSIP No. 400510 103

1.	Names of reporting persons Chang Advisory Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,309,648
	8.	Shared Voting Power –
	9.	Sole Dispositive Power 3,309,648
	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each reporting person 3,309,648
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of reporting person (See Instructions) CO

(1)	Consists of 3,309,648 shares of common stock issued to Chang Advisory upon the Closing. Upon the Closing, all of Chang Advisory’s holdings of Ivy were converted into Common Shares. Mr. Robby Chang is the sole stockholder and director of Chang Advisory Inc. and has voting and investment control over the shares held by it. Mr. Chang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)	Percentage based on 38,733,554 outstanding Common Shares at the Closing.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”), relates to the Common Shares of the Issuer, 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89114 (877) 646-3374.

Item 2.	Identity and Background

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Robby Sai Kit Chang

2.	Chang Advisory Inc.

(b)	The principal business address of each of the Reporting Persons is as follows:

1180 North Town Center Drive, Suite 100,

Las Vegas, NV 89114

(c)	Chang Advisory Inc. is engaged in various interests, including investments. Mr. Chang is principally employed as the Chief Executive Officer, President and Director of the Issuer.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Chang is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Shares to which this Schedule 13D relates were acquired by the Reporting Persons in connection with the Merger Agreement At the Closing, the Issuer changed its name to “Gryphon Digital Mining, Inc.” The Closing of the Business Combination occurred on February 9, 2024. In connection with the Merger Agreement, all of the shares of Ivy previously held by the Reporting Persons were converted into Common Shares.

Item 4.	Purpose of Transaction

The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

Mr. Chang serves as the chief executive officer, president and a member of the board of directors of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Upon the Closing, all of Chang Advisory’s holdings of Ivy were converted into Common Shares. Robby Chang is the sole stockholder and director of Chang Advisory and, as a result, is deemed to beneficially own an aggregate of 3,309,648 Common shares. The foregoing represents beneficial ownership of approximately 8.5% of the outstanding Common Shares based on 38,733,554 outstanding Common Shares at the Closing.

(b)	Chang Advisory Inc. is controlled by Mr. Chang, its sole stockholder and director , and Mr. Chang has the sole power to dispose or direct the disposition of all of the Common Shares that he beneficially owned as of February 9, 2024.

(c)	Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Shares of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Mr. Chang is the chief executive officer, president and a director on the Board of Directors of the Issuer.

Item 7.	Material to be Filed as Exhibits

1	Agreement and Plan of Merger, dated as of January 27, 2023, by and among Akerna Corp., Merger Sub and Gryphon (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement filed by Akerna Corp. on January 8, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024
/s/ Rob Chang
Rob Chang